VIAGENPUMATUCEL-L (HS-110) PLUS NIVOLUMAB IN PATIENTS WITH ADVANCED NON-SMALL CELL LUNG CANCER AFTER CHECKPOINT INHIBITOR TREATMENT FAILURE

Daniel Morgensztern[1], Rachel E Sanborn[2], Lyudmila Bazhenova[3], Saiama N Waqar[1] Lori McDermott[4], Jeff Hutchins[4], David L Rimm[5], Luis E Raez[6], Corey J Langer[7], Roger B. Cohen[7]

[1]Washington University School of Medicine, St. Louis, MO; [2]Earle A Chiles Research Institute, Providence Cancer Institute, Portland, OR; [3]UC San Diego, Moores Cancer Center, San Diego, CA; [4]Heat Biologics, Inc, Durham, NC; [5]Yale School of Medicine, New Haven, CT; [6]Memorial Cancer Institute, Pembroke Pines, FL; [7]University of Pennsylvania Perelman School of Medicine, Philadelphia, PA

Background

Viagenpumatucel-L (HS-110) is an allogeneic cellular immunotherapy that incorporates a broad range of tumor antigens that are known to be shared amongst a high proportion of patients with non-small cell lung cancer (NSCLC). This cell system contains HLA-A1 (a human histocompatibility surface antigen) and gp96-Ig in the form of a transgene constructed from sequences encoding the human gp96 gene with the C-terminal KDEL sequence removed and replaced with the Fc portion of human IgG1. This construct is designed to enable the cell to express the heat shock protein/adjuvant gp96 in secreted form. The secreted gp96 acts as a chaperone to induce cellular immune responses to the tumor antigens expressed by **Viagenpumatucel-L (HS-110)**. gp96 is a unique chaperone because it can activate MHC and up-regulate T-cell co-stimulation and deliver chaperoned antigens to an APC for display via MHC I, with the net result being CD8+ T-cell mediated immune responses[1,2].

The HS110-102 "Durga" Trial is an exploratory, multi-cohort master protocol evaluating HS-110 in combination with anti-PD1 mAbs in the treatment of advanced non-small lung cancer. Here we present interim data from the first twenty patients enrolled in **Cohort B**. This cohort is comprised of previously treated patients with progressive disease (PD) after receiving a minimum of 4 months of checkpoint inhibitor (CPI) therapy at any time prior to study entry. The primary endpoint is objective response rate by RECIST 1.1.

Baseline tissue is collected and tested by Yale Specialized Translational Services Laboratory for tumoral PD-L1 expression (<1% or ≥1%) as well as for CD8+ tumor infiltrating lymphocytes (TILs) within the tumor stroma (≤10% or >10%). Patient subgroups by these tumor characteristics are used in an exploratory analysis to identify potential trends and relationships to clinical outcomes.

Trial ID: NCT02439450

Mechanism of Action


Start with tumors for the targeted tissue type (NSCLC)
Engineer tumor cells lines to express soluble Gp96-Ig to stimulate potent anti-tumor immune responses
Inject irradiated, engineered tumor cell line into patients
HS-110
Tumor cell secretes tumor-antigen loaded Gp96-Ig
Gp96 acts as an adjuvant to stimulate TLR2/4
Gp96-delivered tumor peptides are delivered to DCs via CD91
Tumor antigens
Gp96-Ig loaded with tumor antigens
Targeted Tumor Lysis
Innate tumour immunity
Adaptive tumour immunity

Figure 1: Viagenpumatucel-L (HS-110) Mechanism of Action
HS-110 is derived from the AD100 lung adenocarcinoma cell line transfected with gp96-Ig, where the gp96 KDEL ER retention sequence is replaced by IgG1 Fc. Gp96-Ig acts as a chaperone protein for tumor associated antigens and is recognized by CD91 on APCs; this recognition by APCs results in cross-presentation of antigen to MHC I for the selection of antigen-specific CD8 cells. At the same time, Gp96-Ig binding to TLRs 2 and 4 leads to upregulation of co-stimulatory molecules, which include MHC II and secretion of cytokines and chemokines.

Study Schema


HS110 (weekly)
Nivolumab (every 2 weeks)
Survival Follow Up (every 3 months)
X (every 8 weeks)
Baseline
Week 9
Week 10
Week 18
Progression
Death
X = CT Scan
= Biopsy (or recent archival tissue at baseline)

Figure 2: HS110-102 Study Schema
Patients receive weekly HS-110 (1 x 10^7 cells) intradermally for 18 weeks via 5 simultaneous injections of 0.1ml each, and biweekly nivolumab 240 mg IV until disease progression or unacceptable toxicity.

Patient Characteristics

		Cohort B (N = 20)
Median age (range)		65 (56-84)
Female gender		14 (70%)
White race		15 (75%)
ECOG PS 1		10 (50%)
EGFR or ALK positive		2 (10%)
Histology	Adeno Squamous	17 (85%) 3 (15%)
Smoking status	Current/past Never	17 (85%) 3 (15%)
Prior lines of tx	1 2 3 or more	3 (15%) 9 (45%) 8 (40%)
PD-L1	< 1% ≥ 1% Unevaluable	7 (35%) 8 (40%) 5 (25%)
CD8+ TIL	≤ 10% > 10% Unevaluable	7 (35%) 6 (30%) 7 (35%)
Median Time (months) on prior CPI (range)		10.2 (6 – 19)
Median Time (months) between last CPI dose and study entry (range)		1.7 (1 – 21)

Table 1: Patient Characteristics
Baseline patient demographics of Cohort B (n=20).

Objective Response Rate

RECIST 1.1 ORR = 15%
(95% CI, 3.2 - 37.9%)

PR	3 (15%)
SD	8 (40%)
Not Evaluable	2 (10%)
DCR	11 (55%)

Tumor shrinkage observed in 35% of patients.

Table 2: Objective Response Rates
ORR for all cohort B patients (n=20) performed locally by site Investigators using RECIST 1.1

Overall Survival


Median OS: Not Reached
65% of patients alive
Median follow up: 5 months
Percent Survival
Months

Figure 3: Overall Survival – Intent to Treat

Best Target Lesion Response


Adenocarcinoma
Squamous Cell Carcinoma
Change from Baseline (%)

Figure 4: Best Target Lesion Response by Histology and # of Lines of Prior Therapy
Waterfall plot with bar colors representing the histology type. The numerical values presented with each bar indicate the number of lines of prior treatment.


PD-L1 Positive (≥ 1%)
PD-L1 Negative (< 1%)
PD-L1 Unevaluable
Change from Baseline (%)

Figure 5: Best Target Lesion Response by PD-L1 Status


CD8+ TIL High (> 10%)
CD8+ TIL Low (≤10%)
CD8+ TIL Unevaluable
Change from Baseline (%)

Figure 6: Best Target Lesion Response by TIL Status

Time to Progression


ALL PATIENTS
MONTHS
On study
Disease Progression
Alive
Deceased

Figure 7: Time to Progression
Swimmer plot showing time until disease progression and current survival status (n=20).

Injection Site Reactions


mPFS: NR vs. 1.8 months
HR 0.17 (95% CI, 0.03-0.84)
p = 0.013
ISR Yes (n = 12)
ISR No (n = 8)
Percent Survival
Months

Figure 8: Progression Free Survival
KM plot of patient PFS (n=20) with ISR subgroups (yes or no) shows PFS benefit in patients experiencing at least one injection site reaction (any grade) to HS-110 during study treatment.


mOS: NR vs. 5 months
HR 0.13 (95% CI, 0.02-0.71)
p = 0.002
ISR Yes (n = 12)
ISR No (n = 8)
Percent Survival
Months

Figure 9: Overall Survival
KM plot of patient OS (n=20) with ISR subgroups (yes or no) shows survival benefit in patients experiencing at least one injection site reaction (any grade) to HS-110 during study treatment.

Frequently Reported Adverse Events

Adverse Events	Cohort B (N=20)
Any Adverse Event	20 (100%)
Fatigue	11 (55%)
Cough	7 (35%)
Dyspnea	7 (35%)
Anemia	4 (20%)
Diarrhea	4 (20%)
Hypocalcemia	4 (20%)
Weight Decrease	4 (20%)
Dizziness	4 (20%)
Headache	4 (20%)
Pruritis	4 (20%)

Table 3: Adverse Event Table
Most commonly reported (>15%) treatment-emergent adverse events (regardless of attribution) occurring in the safety population. There were three Grade 3 events (1 each of embolism, hyponatremia, and pneumonia) and one Grade 4 event (cardiac tamponade), none of which were deemed related to treatment.

Conclusions

HS-110 in combination with nivolumab is well tolerated.

HS-110 in combination with nivolumab demonstrates clinical activity in low CD8+ TIL and PD-L1 negative tumors.

The occurrence of dermal injection site reactions (any grade) is associated with improved progression-free survival and overall survival.

Early data suggest that the addition of HS-110 to nivolumab may restore responsiveness after tumor progression on prior CPI.

References

1. Strbo N, Garcia-Soto A, Schreiber TH, Podack ER. Secreted heat shock protein gp96-Ig: next-generation vaccines for cancer and infectious diseases. Immunologic research 2013;57:311-25.
2. Strbo N, Vaccari M, Pahwa S, et al. Novel vaccination modality provides significant protection against mucosal infection by highly pathogenic SIV. Journal of immunology (Baltimore, Md : 1950) 2013;190:2495-9.

Acknowledgements

The authors are grateful for the Investigators, study staff, patients and their families for the commitment to this trial to help advance the treatment of non-small cell lung cancer.

For study-related correspondence, contact lmcdermott@heatbio.com